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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

November 10, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Attention: Amanda Ravitz, Branch Chief

Re:	China Cattle Holding Corporation

Registration Statement on Form 10

Filed August 28, 2009

File No. 000-53777

Dear Ms. Ravitz:

On behalf of our client, China Cattle Holding Corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comments received from the Staff by letter, dated October 27, 2009 (the “Comment Letter”), relating to the above-referenced filing. In addition, the Company is filing today with the Commission Amendment No. 2 to its Registration Statement on Form 10 (the “Amended Form 10”).

For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith. Under separate cover, we are delivering to the Staff today five courtesy copies of this letter with marked copies of the Amended Form 10 to facilitate the Staff’s review.

General

1.

We note your revisions in response to our prior comment number 5; however, we continue to believe that your disclosure contains considerable marketing language. For example, you refer to your “environmentally-sound” enterprise; to “attractive” cartons; to “superior” processing equipment; to your “high-end” beef products; and to the Chinese cattle industry regarding Mr. Linsen Zan as

U.S. Securities and Exchange Commission

November 10, 2009

“the leading expert in Chinese yellow cattle.” Please revise your disclosure throughout to remove such language.

Response to Comment 1:

The Company has revised the disclosure throughout the Form 10 in response to the Staff’s comment. The Company supplementally advises the Staff that references to “premium-brand” beef are industry terms distinguishing the particular cut or quality of beef from other cuts.

Item I. Business, page 3

2.	Please provide us with third party support for your claim that Qinchuan cattle are recognized by the PRC government as the “top 'yellow cattle' breed in China.”

Response to Comment 2:

The Company has revised the disclosure on page 3 of the Form 10 in response to the Staff’s comment. Supplementally, the Company advises the Staff that the referenced publication, “The Records of Chinese Cattle Varieties,” is published by Prof. Qiu Huai of the Northwest Agricultural and Forestry University in Yangling, Shaanxi Province. That publication divides Chinese yellow cattle into three types and 28 local varieties. The top five yellow cattle, in terms of meat performance, are Qinchuan cattle, Luxi cattle, Nanyang cattle, Jinnan cattle and Yanbian cattle.

Our Products, page 5

3.

Revise further to explain whether you have facilities where you process cattle further or if you only sell live cattle. In this regard, explain whether your cooked beef products are produced by you from your fattened cattle or if you buy meat from a third party. We note in this regard your disclosure in the first paragraph of page 7. Please revise to provide an update of the status of these negotiations and to provide an estimate of the costs that you will incur to complete the anticipated facility.

Response to Comment 3:

The disclosure on page 5 under “Our Products” and on page 7 under “Production” has been revised in response to the Staff’s comment.

4.	Your description of Cassou as “the leading brand in frozen semen equipment” is unsubstantiated. Please provide a factual basis for this description or revise.

Response to Comment 4:

U.S. Securities and Exchange Commission

November 10, 2009

The disclosure on page 5 has been revised in response to the Staff’s comment.

Cooked beef products, page 9

5.

Your statement that there is an “increasing demand amongst the growing middle class in China” for your cooked beef products is unsubstantiated, even in light of the 2008 data provided. Please provide a factual basis for this statement or revise.

Response to Comment 5:

The Company has revised the disclosure on page 9 in response to the Staff’s comment.

Liquidity and Capital Resources, page 25

6.

We note your added disclosure in response to previous comment number 23. From disclosure in note11 (page F-17), the amount of loans outstanding ($1,748,773) and current portion ($748,013) as disclosed in your financial statements is not consistent with the amounts you stated in this section. In addition, it appears that the $141,713 and $73,048 loans from Farmers and Red Sun, respectively, have been omitted from the disclosure herein. Furthermore, there is no mention of the long-term payable loans or related party loans which in accordance to our comments below should be classified as current liabilities. Please clarify for consistency with your financial statements and revise your disclosure accordingly to include all loans.

Response to Comment 6:

The Company has revised the disclosure in the last paragraph on page 25 and the first paragraph on page 26 in response to the Staff’s comment.

Government Support - page F-11

7.

We note your response to previous comment number 44 with your revised disclosure that no significant subsidies have been granted to the company. However, the disclosure in the penultimate paragraph of “Government Support for the Beef Industry in China” (page 5) indicates that you have received $1.9 million of subsidies which appears material to your consolidated financial statements. Therefore, please revise your note 2 disclosures to set forth the total amount of subsidies received to date and the respective amounts recognized in each of the two fiscal years as revenues (i.e. subsidy income) included in the consolidated financial statements.

U.S. Securities and Exchange Commission

November 10, 2009

Response to Comment 7:

The Company has revised the last paragraph under “Government support” in Note 2 on page F-11 in response to the Staff’s comment.

Note 11-Long-Term Payables, page F-18

8.

We note your response to previous comment number 44. In accordance with the guidance in paragraph 7 of Section A (Current Assets and Liabilities) of Chapter 3 - Working Capital in ARB43, the current liability classification is intended to include obligations that by their terms, are due on demand, even though liquidation may not be expected within one year from the balance sheet date. Based on the fact that the company does not have formal written commitments from the respective lenders that repayment will not be demanded for at least one year from June 30, 2009, please classify these obligations as current liabilities in your consolidated financial statements. Although these obligations are classified as current liabilities with similar treatment in the maturities table, please note that we will not object to additional disclosure in the notes of management's belief, based upon oral discussions with the lenders, that no demand for repayment will be made prior to June 30, 2010. Please revise your financial statements, notes to the financial statements, and MD&A accordingly.

Response to Comment 8:

The Company has revised the financial statements, Note 11 and the MD&A in response to the Staff’s comment.

Note 10 - Loans Payable, page F-17

Note 11 - Long-Term Payables, page F-18

9.	We note your revisions in response to previous comment number 45. Please revise your notes to comply with the proper classification of debt based on the above-noted comment.

Response to Comment 9:

The Company has revised Notes 10 and 11 in response to the Staff’s comment.

10.

We note your revised disclosure in response to previous comment number 46. Please revise as necessary your fair value calculations assuming the debt is due within one year based on its classification as a current liability. We would also

U.S. Securities and Exchange Commission

November 10, 2009

not object to additional disclosure that provides the fair value based on management's belief of the expected payment date. Please revise accordingly.

Response to Comment 10:

The Company has revised the disclosure in Notes 10 and 11 in response to the Staff’s comment.

Note 13 - Related Party Transactions

11.	We note your revision to the charts so as to eliminate the term “business associate.” Please revise the accompanying subsequent paragraph to avoid using the term there also.

Response to Comment 11:

The Company has revised the disclosure in Note 13 in response to the Staff’s comment.

Note 13 - Related Party Transactions, page F-17

12.

We note your added disclosures and response to previous comment number 50. As these related party payable are due on demand, they should be classified as current pursuant to paragraph 7 of Section A (Current Assets and Liabilities) of Chapter 3- Working Capital in ARB43, even though liquidation may not be expected within one year from the balance sheet date. Although these obligations are classified as current liabilities with similar treatment in the maturities table, please note that we will not object to additional disclosure in the notes of management's belief that no demand for repayment will be made prior to June 30, 2010. Please revise your financial statements and notes accordingly.

Response to Comment 12:

The Company has revised its financial statements and Note 13 in response to the Staff’s comment.

13.

Furthermore, as indicated previously, please also revise your disclosure regarding the fair value of these payables, assuming interest rates comparable to similar non-related party instruments due within 1 year based on its classification as a current liability. We would also not object to additional disclosure that provides the fair value based on management's belief of the expected payment date. Please revise accordingly.

Response to Comment 13:

U.S. Securities and Exchange Commission

November 10, 2009

The Company has revised Note 13 in response to the Staff’s comment.

14.	We note your response to previous comment number 51. Please add disclosure to indicate that they encompass long term receivables.

Response to Comment 14:

The Company has revised Note 13 in response to the Staff’s comment.

Subsequent Events

15.

In accordance with the guidance in SFAS No.165 effective for annual periods ending after June 15, 2009, please include a note to the financial statements for the disclosures required by this authoritative accounting standard with respect to subsequent- events accounting and disclosure. Please specifically address the date through which you evaluated subsequent events and the basis for selecting that date. Please revise accordingly.

Response to Comment 15:

The Company has added Note 18 – Subsequent Events in response to the Staff’s comment.

Other

16.	Please note that upon effectiveness, periodic reports such as Forms 10-Q and 10-K are required with updated financial statements.

Response to Comment 16:

The Company acknowledges its ongoing reporting requirements once the Form 10 is effective.

****

In addition to the foregoing, in connection with the Company’s registration statement on Form 10 and the comments received from the Staff, the Company acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

November 10, 2009

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding the above responses or related disclosures may be addressed to the undersigned on behalf of the Company at 617-535-4088 (phone) or 617-535-3800 (fax).

Respectfully Submitted on behalf of

China Cattle Holding Corporation,

/s/Barbara A. Jones

cc:	Tarik Gause, Securities and Exchange Commission, Division of Corporation Finance
Joseph Foti, Securities and Exchange Commission, Division of Corporation Finance
Effie Simpson, Securities and Exchange Commission, Division of Corporation Finance
Helen Xiao Duan, Chief Executive Officer, China Cattle Holding Corporation